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                                                                 PHILIP E. RUBEN
                                                                  (847) 784-2176
                                                              PRUBEN@LPLEGAL.COM



April 29, 2005

VIA FACSIMILE:  (202) 942-9648
------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Judicial Plaza
450 Fifth Street
Washington, D.C. 20549-0404

Attention:  David Ritenour
            Special Counsel

RE:      VOYAGER ONE, INC.
         FORM SB-2, FILED ON MARCH 31, 2005

Dear Mr. Ritenour:

On behalf of our client, Voyager One, Inc. ("Voyager" or the "Company"), we are responding to comments contained in a letter from the Securities and Exchange Commission dated April 26, 2005. This letter supplants our letter from April 28, 2005, and consolidates our communications to the staff from the past week.

In the hope of expediting the process of responding to the staff's comments, we have set forth below our responses to the staff's letter. For ease of reference, we have included below the text of the staff's letter, and our responses are structured to correspond to the comment numbers from that letter. The Company has requested that we respond as follows to the staff's comments:

GENERAL
-------

THE SALE OF COMMON STOCK FOLLOWING CONVERSION......SHORT SALES.......DECLINE -
PAGE 12

1. PLEASE CLARIFY WHETHER TREY RESOURCES HAS ALSO INDICATED THAT THEY WILL NOT ENGAGE IN SHORT SALES OF YOUR COMMON STOCK..

                  In response to staff's comments, we undertake to make changes to the final prospectus in regard to Trey Resources and their ownership of Voyager One's common stock by revising the language on page 12 to read as follows:

                  "Substantial sales of our common stock in connection with the Securities Purchase Agreement (after conversion of debentures) could cause significant downward pressure on the price of our common stock, and that, in turn, could encourage short sales by third parties (see, however, `PLAN OF DISTRIBUTION' regarding Cornell Capital's and Trey Resources' indication to us that they will not engage in short sales of our stock). Short sales could place even more downward pressure on the price of our common stock."


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SECURITIES AND EXCHANGE COMMISSION
April 29, 2005
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                  and on page 19 to read as follows:

                  "We are not aware of any other plans or arrangements that any selling stockholder has made with respect to the sale or distribution of shares. In particular, it is our understanding that Trey Resources and Cornell Capital have no specific plans for distribution or sale of our common stock, but intend to monitor and consider marketplace conditions and the trading price of our common stock. Cornell Capital and Trey Resources have informed us in writing that they do not intend to engage in short sales of our common stock. In those communications, Cornell Capital and Trey Resources have noted that they are deemed to be the beneficial owners of the shares issuable upon conversion of their respective convertible debentures, and therefore may sell such shares after conversion."

                  We have also attached to this letter e-mails from the CEO of Trey Resources, Inc., Mark Meller, and the Senior Vice President of Cornell Capital, Troy Rillo, indicating their intentions with respect to Voyager One's common stock.

                  We will also ensure the final prospectus will reflect the new extension from Cornell Capital for the effective date of the registration statement. The deadline was extended on April 28, 2005 to May 15, 2005.

NOTE 13. STANDBY EQUITY DISTRIBUTION AGREEMENT - PAGE F-22

2. WE NOTE THAT IN JUNE 2004, YOU ENTERED INTO A STANDBY EQUITY DISTRIBUTION AGREEMENT WITH CORNELL CAPITAL PARTNERS (CORNELL). WE FURTHER NOTE THAT YOU ISSUED CONVERTIBLE DEBENTURES TO CORNELL AND NEWBRIDGE SECURITIES CORPORATION IN THE AMOUNT OF $740,000 AND $10,000 RESPECTIVELY. TELL US SUPPLEMENTALLY HOW YOU ORIGINALLY ACCOUNTED FOR THE ISSUANCE OF THE CONVERTIBLE DEBENTURES. ALSO TELL US SUPPLEMENTALLY AND REVISE TO DISCLOSE HOW YOU ACCOUNTED FOR THE TERMINATION THAT OCCURRED IN MARCH 2005. PLEASE CITE THE ACCOUNTING GUIDANCE THAT YOU RELIED ON. ADDITIONALLY, TELL US WHY IT IS APPROPRIATE TO REFLECT SUCH TERMINATION THAT OCCURRED IN MARCH 2005 IN YOUR 2004 FINANCIAL STATEMENTS.

                  On June 10, 2004, Voyager and Cornell Capital Partners ("Cornell") entered into a Standby Equity Distribution Agreement ("SEDA") for equity funding to be provided to the Company. Cornell was to receive a $740,000 fee and Newbridge Securities Corporation ("Newbridge") was to receive a $10,000 fee for services to be provided over the term of the SEDA agreement. The Company issued a $740,000, 0% interest, convertible debenture to Cornell and a $10,000, 0% interest, convertible debenture to Newbridge as payment for these financing fees. The Company recorded a deferred financing fee asset in the amount of $750,000 for these two fees, to be amortized over a three year period, and recorded the convertible debentures as liabilities on the balance sheet in accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. No cash was transferred between the parties related to the SEDA transaction.

                  Cornell and the Company agreed to void the SEDA agreement on March 17, 2005 and Cornell and Newbridge agreed to void the related convertible debentures issued to them. This action was taken prior to the issuance of the year end financial statements on March 30, 2005. The Company recorded an adjustment to reduce its deferred loan fees and the convertible debentures by the original $750,000, in accordance with SAS 1, Codification of Auditing Standards and Procedures. In addition, the Company reversed the loan fee amortization, in the amount of $125,000, related to the $750,000 fees, since no services had ever been provided to the Company by either Cornell or Newbridge. According to SAS 1, the cancellation of the SEDA is a Type I Subsequent Event, which is an event that provides additional evidence with respect to conditions that existed at the date of the financial statements and that affect the estimates inherent in the process of preparing the financial statements, thereby requiring the December 31, 2004 financial statements to reflect the cancellation of the SEDA.

                                      * * *
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SECURITIES AND EXCHANGE COMMISSION
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Please call the undersigned at (847) 784-2170 or Aaron S. Kase at our office at
(312) 476-7524 if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,


/s/ Philip E. Ruben

Philip E. Ruben

cc:  Examiner - Tom Jones


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               E-Mail from Mark Meller to Counsel for Voyager One



-----Original Message-----
FROM: Mark Meller [mailto:meller@bristoltownsend.com]
SENT: Tuesday, April 26, 2005 9:56 AM
TO: Phil Ruben; Aaron Kase; sebastiend@side.com
CC: wbukowski@cornellcapital.com; `Troy Rillo';
    mbeckman@cornellcapital.com; jerrym@ivoice.com
SUBJECT: Voyager One

Here is Trey Resources' position regarding short sales of the Debenture: Trey does not intend to engage in short sales of Voyager One's stock.
Please also add disclosure indicating that Trey is deemed to be the beneficial owner of the shares upon conversion and therefore may sell the shares after conversion.

**************************************************************
Mark Meller
Chief Excutive Officer
Trey Resources, Inc. (OTCBB:  "TYRIA")
293 Eisenhower Parkway
Suite 250
Livingston, NJ  07039
(973) 422-9644 x108 Fax (973) 758-9449



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SECURITIES AND EXCHANGE COMMISSION
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                E-Mail from Troy Rillo to Counsel for Voyager One

From: Troy Rillo [mailto:trillo@cornellcapital.com]
Sent: Thursday, April 21, 2005 10:49 AM
To: Phil Ruben
Subject: Voyager One


Phil,

Here's Cornell's position regarding short sales of the Debenture:

Cornell does not intend to engage in short sales of Voyager One's stock.

Please also add disclosure indicating that Cornell is deemed to be the beneficial owner of the shares upon conversion and therefore may sell the shares after conversion.

Troy J. Rillo
Senior Vice President, Corporate Finance
Cornell Capital Partners, LP
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300, ext. 123 (201) 985-1964 (fax) trillo@cornellcapital.com